United States securities and exchange commission logo





                               June 24, 2021

       John Capela
       Vice President and Chief Accounting Officer
       ITT Inc.
       1133 Westchester Avenue
       White Plains, NY 10604

                                                        Re: ITT Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 19,
2021
                                                            File No. 001-05672

       Dear Mr. Capela:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended April 3, 2021

       General, page 1

   1. Your interim financial statements are labeled as the Quarterly Periods Ended March 31,
                                                        2021 and 2020; however,
we note that these quarters ended on April 3, 2021 and March
                                                        27, 2020. Please revise
to reflect the correct period end date on the face of the financial statements in
accordance with Item 10-01(c) of Regulation S-X. In addition, if the difference in the
number of days within each period has a material impact on your revenue, expenses or
results of operations, ensure that this is appropriately addressed within your results of
operations discussion. Lastly, revise the cover page of the filing to disclose the correct
reporting period.
 John Capela
FirstName
ITT Inc. LastNameJohn Capela
Comapany
June       NameITT Inc.
     24, 2021
June 24,
Page 2 2021 Page 2
FirstName LastName
Form 8-K dated May 7, 2021, page 99.1

2. We note several instances where you provide an enhanced discussion of the drivers behind changes in certain non-GAAP measures, including free cash flow and adjusted operating segment income without a corresponding GAAP discussion. Please revise future filings to provide a similar discussion for your GAAP measures with equal or greater prominence.
         Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP
         Compliance and Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology